Filed by Staples, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company:
Office Depot, Inc.

(Commission File No. 001-10948)

THOMSON REUTERS STREETEVENTS EDITED TRANSCRIPT SPLS - Q4 2014 Staples, Inc. Earnings Conference Call EVENT DATE/TIME: MARCH 06, 2015 / 1:00PM GMT OVERVIEW: Co. reported 4Q14 GAAP sales of $5.7b, GAAP net loss per share of $0.41 and non-GAAP EPS of $0.31. Expects 1Q15 non-GAAP diluted EPS to be $0.16-0.18. THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

C O R P O R A T E P A R T I C I P A N T S Chris Powers Staples, Inc. - VP IR Ron Sargent Staples, Inc. - Chairman, CEO Christine Komola Staples, Inc. - SVP, CFO Demos Parneros Staples, Inc. - President North American Stores & Online Shira Goodman Staples, Inc. - President North American Commercial John Wilson Staples, Inc. - President Staples Europe C O N F E R E N C E C A L L P A R T I C I P A N T S Michael Lasser UBS - Analyst Dan Binder Jefferies LLC - Analyst Simeon Gutman Morgan Stanley - Analyst Aram Rubinson Wolfe Research - Analyst Chris Horvers JPMorgan - Analyst Mike Baker Deutsche Bank - Analyst Oliver Wintermantel Evercore ISI - Analyst Alan Rifkin Barclays Capital - Analyst Matt Fassler Goldman Sachs - Analyst P R E S E N T A T I O N Operator Good day, ladies and gentlemen, and welcome to the Q4 and full-year 2014 Staples, Inc., earnings conference call. My name is Nigel and I'll be your operator for today. (Operator Instructions) As a reminder, this call is being recorded for replay purposes. I would like to turn the call over to Mr. Chris Powers, Vice President of Investor Relations. Please proceed, sir. Chris Powers - Staples, Inc. - VP IR Thanks, Nigel. Good morning, everyone, and thanks for joining us for our fourth-quarter and full-year 2014 earnings call. During today's call, we will discuss certain non-GAAP metrics. Please see the Financial Measures and Other Data section of the investor information portion of Staples.com for a reconciliation of these measures. Certain information we will discuss constitutes forward-looking statements for purposes of the Safe Harbor provision of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various factors, including those discussed or referenced in Staples' 10-K filed this morning. Here to discuss Staples' Q4 and full-year performance are Ron Sargent, Chairman and Chief Executive Officer, and Christine Komola, Chief Financial Officer. Also joining us are Demos Parneros, President of North American Stores & Online; Shira Goodman, President of North American Commercial; and John Wilson, President of Europe. Ron? 2 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. MARCH 06, 2015 / 1:00PM, SPLS - Q4 2014 Staples, Inc. Earnings Conference Call

Ron Sargent - Staples, Inc. - Chairman, CEO Thanks, Chris, and good morning, everybody. Thanks for joining us today. This morning we announced sales and earnings that were right in line with our expectations, and let me start with the headlines. During the fourth quarter, total Company sales grew 1%, excluding the negative impact of store closures and foreign exchange rates. On a GAAP basis, sales were down about 4% to $5.7 billion. Non-GAAP earnings per share for the fourth quarter were $0.31. Our Company reinvention is right on track, and we continue to make progress building a strong foundation for long-term sales and earnings growth. In 2014 we focused on three key priorities: invest in our best growth opportunities, aggressively reduce expenses, and stabilize our underperforming businesses. Our fourth-quarter results reflect progress on all fronts. Sales growth accelerated in North American Commercial. We drove strong growth in Staples.com. We continue to optimize our retail store network. We showed strong improvement in International profitability. And for the full year, we eliminated more than $250 million of cost and returned approximately $500 million to shareholders through dividends and share repurchases. In addition to the progress we've made on reinvention, last month we announced plans to acquire Office Depot. Staples and Office Depot have put the right resources in place to get the deal approved as smoothly and as quickly as possible. We are very pleased with the progress we're making on the transaction. We are currently focused on three workstreams. First, we are working through the details of our financing agreements and our Registration Statement. We've met with the rating agencies and our lenders, and we are in the process of syndicating the debt financing. At the same time, we're working closely with Office Depot to finalize our S-4, which we expect to file over the coming weeks. Second, we're in the early stages of the regulatory review process. Our antitrust counsel is working closely with the Federal Trade Commission; we filed our Hart-Scott-Rodino form last week; and we've received a voluntary request for information from the FTC. We are working with the FTC staff, and we anticipate a second request for information in the weeks ahead. We fully expect to continue the cooperative relationship that we've established with the agency. Third, we've kicked off our integration planning. Earlier this week we discussed our preliminary integration alignment strategy with our Board of Directors. We have a lot of experience with acquisitions and integrations; and based on our work over the past month, we have even greater confidence in our initial synergy target. We expect to achieve more than $1 billion of net synergies over the three-year integration period, and this target is net of investments in pricing to provide increased value to our customers. It is also over and above Staples' current $500 million cost savings plan, and over and above Office Depot's plan to achieve $840 million of integration and restructuring savings on their own. In addition to the early progress we've made on these three workstreams, we've also reached out to our largest contract customers and suppliers, and the overall feedback we received has been positive. In summary, we feel great about the deal and the work we've accomplished over the past month. This acquisition won't change our strategic priorities, but it will provide us with an opportunity to dramatically accelerate the pace of our reinvention. We will provide increased value to customers. We'll build scale and credibility in the wide range of categories Beyond Office Supplies. And we will be even better positioned to compete against a large and diverse set of competitors. 3 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. MARCH 06, 2015 / 1:00PM, SPLS - Q4 2014 Staples, Inc. Earnings Conference Call

Let me give you a quick update on the key highlights for Q4. First, we saw accelerated growth in our North American Commercial business, with sales up 5% in the quarter. This was driven by 7% growth in contract sales in local currency. Over the past two years we've added hundreds of product specialists who are focused on driving growth in categories Beyond Office Supplies, and we are seeing solid returns on this investment. During Q4, we deliver double-digit growth in all categories Beyond Office Supplies for the second consecutive quarter. We continue to drive growth in Staples.com, with sales up 9% in local currency during Q4. Over the past two years, we've sharpened pricing and implemented dynamic pricing tools to more effectively compete and offer increased value to our customers. We've invested heavily in ecommerce capabilities and talent to create a better customer experience, and we've improved the quality of our desktop and mobile websites. We've also invested in business customer acquisition and retention, resulting in double-digit growth in our online business customer file at year end. We've expanded our online assortment from 30,000 products a few years ago to well over 1 million products today. We are building scale and credibility Beyond Office Supplies in categories like retail store supplies, restaurant supplies, healthcare supplies, and education supplies -- products that our customers really need to run their business. In 2014, our expanded assortment drove nearly $400 million of sales in our delivery businesses in North America. I should also note here that even though our future growth will continue to be Beyond Office Supplies, for the full year paper and core office supplies were flat, excluding store closures and FX. If you look at ink and toner, we were down about 2% for the year. We continued building momentum in Copy & Print during Q4. Same-store sales for Copy & Print in North America were up in the high single digits and grew by more than 50% in Staples.com during the fourth quarter. This growth was driven by increased productivity from our retail sales force; a strong pipeline of business customer leads from our mid-market contract sales team; and our expanded assortment of holiday cards and calendars from our acquisition of PNI earlier in the year. We also achieved double-digit growth in print in North American contract as a result of the investments to increase the size of our print salesforce and expand our digital print capabilities. Finally, we continue to make progress getting our International Operations back on track. During the fourth quarter operating income grew 45%, with strong improvement in European profitability despite a headwind from the stronger US dollar. International sales remained stable, down about 1% in local currency versus Q4 of last year. Turning to our cost-reduction and restructuring activities, during the fourth quarter we closed 42 stores in North America, bringing our store closures for the entire year to 169. We ended the year with 1,364 stores in the US and 315 stores in Canada; and we remain on track to close approximately 60 stores in North America in 2015. We also downsized and relocated seven stores to our 12,000 square foot format during Q4, and we finished the year with 54 of these stores across the chain. The investments we've made to accelerate growth in contracts, Staples.com, and Copy & Print have been funded by our Companywide cost-reduction program. In 2014 we eliminated more than $250 million of cost. We reduced product cost, optimized our retail store cost structure, reallocated marketing spend, and continued to streamline our supply chain. Let's take a quick look at Q4 headlines for each of our business units, and I'm going to start with North American Commercial. Sales during the fourth quarter were up 5% year-over-year to $2.1 billion. Sales in contract were up 7% in local currency during the quarter. The momentum that we've been building in contract all year continued during the fourth quarter. In 2014, we added over 100 product specialists to drive growth in categories Beyond Office Supplies. This investment is paying off, and our team-based selling model continues to bring greater value to our customers. 4 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. MARCH 06, 2015 / 1:00PM, SPLS - Q4 2014 Staples, Inc. Earnings Conference Call

We are also improving the customer experience with the recent redesign of our contract website, the rollout of a new print-to-store feature for contract customers, and new digital selling tools to enhance our sales progress. In contract, we achieved double-digit growth in all categories Beyond Office Supplies during the quarter. Furniture and facilities and breakroom supplies were up more than 20%, and we drove double-digit growth in print and promotional products as well as technology products. Sales of office supplies were down just slightly during Q4 in our contract business. For the full year, sales and categories Beyond Office Supplies in North American Commercial grew in the double digits to $3.4 billion. These categories are becoming the growth engine of our Company, and we plan to continue building momentum here. North American Commercial operating margin rate for Q4 decreased 145 basis points to 7.1%. Increased incentive compensation negatively impacted operating margin rate in North American Commercial by approximately 130 basis points during the quarter; and we also had a modest headwind from investments in salesforce to drive growth in categories Beyond Office Supplies. This was partially offset by the positive impact of fixed expenses on increased sales. Gross margin dollars grew in line with sales during the fourth quarter. Turning to North American Stores & Online, two years ago we realigned our structure to better address the changing needs of our customers. This realignment brought our retail stores and Staples.com together under one business unit. Over the past two years we've responded to customer feedback by providing a more convenient and consistent shopping experience. We've optimized our store network and developed a more efficient 12,000 square foot prototype. We've dramatically improved the customer experience on Staples.com. We've launched new omnichannel capabilities like Buy Online and Pick-Up In Store; we've enhanced our in-store Staples.com kiosk; we've expanded our assortment; we've enhanced our Copy & Print offering in-store and online. And we've created associate incentives focused on driving increased customer engagement across all channels. As we evolve our strategic priorities to meet the changing needs of customers, we're also developing the right metrics to better track our performance. In addition to same-store sales and Staples.com sales growth, we will also report a new North American Stores & Online comparable sales metric. This metric combines same-store sales and Staples.com sales growth, excluding the impact of fluctuations in foreign currency. By this metric, during the fourth quarter, comparable sales declined by approximately 1%. This reflects 9% local currency growth in Staples.com and a 4% decline in same-store sales. From a category standpoint, the 1% decline in comparable sales was driven by ongoing weakness in business machines and technology accessories and computers. This was partially offset by growth in facilities and breakroom supplies, cut sheet paper, Copy & Print, furniture, and also growth in core office supplies. For the full year 2014, using this metric comparable sales in North America declined by less than 2%. On a GAAP basis, total North American Stores & Online sales declined 7% to $2.7 billion versus Q4 of last year. This reflects a 4% sales headwind related to store closures as well as a 2% headwind related to the stronger US dollar. North American Stores & Online operating margin decreased 108 basis points versus last year's fourth quarter to 5%. Increased incentive compensation negatively impacted operating margin rate in North American Stores & Online by approximately 110 basis points during the fourth quarter. We also experienced operating margin headwind from investments to accelerate growth online as well as increased delivery expense. This was offset by increased gross margin rate in stores and online as a result of favorable product mix, reduced rent, and lower labor expense as a result of store closures. 5 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. MARCH 06, 2015 / 1:00PM, SPLS - Q4 2014 Staples, Inc. Earnings Conference Call

Turning to International Operations, we had a solid fourth quarter, continued to drive year-over-year improvement. Sales were down about 1% excluding the negative impact of changes in foreign exchange rates. On a GAAP basis, sales were down 11% year-over-year to $898 million versus Q4 of last year. In Europe contract, local currency sales trends were stable compared to Q4 of last year. The actions we've taken here to streamline our assortment continued to drive strong gross margin rate improvement during the fourth quarter. We also continue to see a strong pipeline of new customers. We expect the improvements we're making to our selling model and the improvements we're making to our online platform to drive top-line growth in 2015. In our European online business, local currency sales were down in the mid single digits year-over-year. During 2014 we made several changes to our online platform, and we restructured our marketing and merchandising organizations. These changes had a negative impact on sales throughout the year. In 2015 we have plans to further improve our online platform, improve the overall customer experience, and drive increased customer acquisition while aggressively managing profitability. In European retail, same-store sales declined 2% during the fourth quarter. This was driven by a decrease in customer traffic, partially offset by an increase in average order size versus last year. Strength in furniture and Copy & Print were offset by declines in ink and toner and mobility products. Our improved sales and marketing strategies in Germany and Norway continue to drive solid positive comps and improved customer satisfaction. During Q4, we drove increased profitability in International Operations. Operating margin grew 84 basis points versus last year to 2.2%. This was driven by aggressive cost management and improved product margin in Europe, where we drove more than 100 basis points of operating margin improvement year-over-year in local currency. We also benefited from strong cost management in Australia and New Zealand. With that I'd like to turn it over to Christine to review our financial results. Christine Komola - Staples, Inc. - SVP, CFO Thanks, Ron. Good morning, everyone. Total Company sales for the fourth quarter were $5.7 billion. On a non-GAAP basis we drove total Company sales growth for the second consecutive quarter, with sales up approximately 1% versus Q4 of last year. This excludes a 4% headwind from stores we closed in North America during the past year and changes in foreign exchange rates. On a GAAP basis, sales declined less than 4% versus Q4 of last year. During the fourth quarter, we achieved non-GAAP diluted earnings per share of $0.31 versus $0.33 during the prior year. This excludes $74 million of pretax restructuring and other charges, as well as a $410 million pretax charge related to the impairment of our businesses in Australia, China, and South America. This also includes a 1% headwind due to the negative impact of stronger US dollar. On a GAAP basis, we reported a net loss of $0.41 per share. Gross profit margin for the fourth quarter increased 62 basis points to 26.3%. This primarily reflects increased gross margin rate in North America Stores & Online as well as in Europe. It also includes leverage of delivery expense in North America Commercial. This was partially offset by a modest decline in gross margin rate in North America Commercial. 6 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. MARCH 06, 2015 / 1:00PM, SPLS - Q4 2014 Staples, Inc. Earnings Conference Call

During the fourth quarter, total Company SG&A increased $35 million year-over-year, or 137 basis points, to 21.0% on a GAAP basis. Excluding $5 million of accelerated depreciation related to the change in useful life of certain facilities we plan to close, total Company SG&A on a non-GAAP basis was up $30 million versus last year. In 2014, our financial results were much closer to our target than they were in 2013. As a result, we did have headwinds related to incentive compensation throughout the year. This drove the overwhelming majority of our SG&A deleverage during the fourth quarter. If you exclude the incentive compensation headwind, total Company SG&A dollars would have been down in the fourth quarter as well as the full year. Excluding the impact of restructuring and other charges and goodwill impairments, non-GAAP total Company operating margins decreased 69 basis points to 5.1% during Q4. Throughout 2014, we made great progress on our global cost-reduction program. We eliminated more than $250 million of annualized costs, with approximately half the savings in gross profit and the other half in SG&A. We reduced product cost and optimized our assortment in Europe. We optimized our delivery suite, reduced excess capacity, and enhanced labor efficiency in our supply chain. We rationalized our marketing spend and restructured our loyalty program. We optimized labor and reduced operating costs in our retail stores; and we consolidated vendors in our contract print organization and increased salesforce productivity as a result of our new contract selling model. In summary, we changed the way we work, increased productivity, and found more efficient ways to serve our customers. The cost savings that we achieved in 2014 have fueled our investments to accelerate growth across the Company and serve the changing needs of our customers. We added more than 100 product specialists in contract to drive growth Beyond Office Supplies. We invested in talent, site enhancements, and lower pricing to dramatically improve the customer experience on Staples.com. We acquired PNI, rolled out new digital selling tools, and enhanced the Copy & Print user experience in stores and online. We evolved our in-store offering by adding more than 1,000 new products in categories Beyond Office Supplies and by rolling out the U.S. Postal Service Approved Shipper Program to more than 500 stores. Turning to our Q4 tax rate, excluding the impact of restructuring and other charges and goodwill impairment, our non-GAAP effective tax rate was 28.6% versus 32.5% last year. In December 2014 Congress extended certain provisions in the US tax code that allowed for federal wage tax credits and the deferral of income on certain foreign earnings. As a result, our non-GAAP effective tax rate for the full year came in at 32%, compared to 33.5% rate we had expected prior to the extension. This favorability impacted Q4 diluted earnings per share by approximately $0.02. Full-year capital expenditures came in at $361 million, which was in line with last year. With operating cash flow of just over $1 billion, we generated free cash flow of $682 million for the full year. During the fourth quarter, we adjusted our plans related to the timing and size of some of our inventory purchases. We made a decision to buy inventory earlier in the quarter than we had originally forecasted, to mitigate the risk with the West Coast port congestion. This resulted in lower than expected accounts payable balance at year-end. We also had increased inventory buy-in ahead of vendor price increases, which supported the improvement in our gross profit rate during Q4, but was a modest headwind to cash flow. During the fourth quarter, we repurchased 1.6 million shares for $24 million, bringing our 2014 share repurchase activity to 15.3 million shares or $189 million at an average cost of $12.33 per share. We suspended our share repurchase program during the fourth quarter to focus on building cash ahead of the Office Depot acquisition. While we do not plan to resume share repurchases in 2015, we expect to continue buying back stock in the long term. 7 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. MARCH 06, 2015 / 1:00PM, SPLS - Q4 2014 Staples, Inc. Earnings Conference Call

In 2014, we paid cash dividends of $307 million. We are committed to maintaining our current quarterly dividend, and earlier this week we announced a Q1 2015 cash dividend of $0.12 per share. At the end of 2014, Staples had approximately $1.7 billion in liquidity, including cash and cash equivalents of about $627 million and available lines of credit of about $1.1 billion. Turning to our outlook, during the first quarter of 2015, we expect total Company sales to decrease versus Q1 of last year. We expect to continue building momentum in categories Beyond Office Supplies and drive solid top-line growth in our delivery businesses in North America. This will be offset by sales headwinds from our store closure program as well as the negative impact of the stronger US dollar. On the bottom line, we expect first quarter non-GAAP diluted earnings per share in the range of $0.16 to $0.18. Our Q1 guidance excludes any potential impact on earnings per share from restructuring and related activities, as well as costs related to our planned acquisition of Office Depot. We expect to record a pretax charge in the range of $15 million to $40 million associated with the restructuring and other related activities during the first quarter of 2015. In 2015, we expect to close approximately 60 retail stores in North America, bringing our total combined closures for 2014 and 2015 to more than 225 stores. We also plan to achieve $250 million of annualized costs savings this year, which will bring total annualized cost reductions for 2014 and 2015 combined to more than $500 million. We expect to generate more than $600 million of free cash flow in 2015. I will now turn it back over to our conference call moderator for Q&A. Q U E S T I O N S A N D A N S W E R S Operator (Operator Instructions) Michael Lasser. Michael Lasser - UBS - Analyst Morning, Ron. Thanks a lot for taking my question. I think the language around the synergies, or your expectation of synergies, changed a little bit from your conference call a few weeks ago. You threw in the term net synergies. Does that mean the gross synergy amount is going higher? Or do you expect that you'll be reinvesting less than you previously thought? Ron Sargent - Staples, Inc. - Chairman, CEO Yes, let me give you a little more clarification on that. Obviously, we spent some time and energy on pulling the synergy budget together. I think, obviously, you want to be conservative. At the same time, we want to reinvest in the business, particularly around pricing. I think the Office Depot/OfficeMax/Staples combination really gives us a historic opportunity to be even more competitive on pricing as we look to compete with competitors who are much bigger than Staples in the future. So, yes, we clarified that we are talking about a net number of $1-billion-plus. I think the $1-billion-plus has stayed the same, but I think we provided a little more clarity based on a lot more work that we've done over the last several weeks. 8 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. MARCH 06, 2015 / 1:00PM, SPLS - Q4 2014 Staples, Inc. Earnings Conference Call

Michael Lasser - UBS - Analyst Okay. My question about the quarter is on the gross margin side. Sounds like a portion of it's coming from rate. Is that pure rate, or is it mix away from a lower penetration of technology products? If it is pure product margin rate, is that -- can we expect now that this is a baseline that you'll see moving forward? So your product margins are starting to stabilize and we could expect that to continue. Christine Komola - Staples, Inc. - SVP, CFO Good morning, Michael; it's Christine. I'll take that one. We have -- it is partly mix between the business units; and it is probably a little bit more stabilized. You still have fluctuation. There is better buying that's in there as well as we rounded out the quarter. So I think it is a combination. But we expect margins to stabilize as we move into 2015. Michael Lasser - UBS - Analyst That's helpful. Then one last housekeeping note. On the free cash flow, still $600 million or so in 2014. You are expecting a similar amount in 2015. I think previously you anticipated $800 million in 2014. So does that mean you're not necessarily going to make up that $200 million? Or is 2015 going to be a little bit lower than what you had previously expected? Or it's just going to decline? Christine Komola - Staples, Inc. - SVP, CFO As we thought about our free cash flow guidance, a couple things that are different as we go into 2015. The most significant is the timing of the cash payments with the restructuring that we've got in process. We were delayed probably to the tune of about $100 million in terms of the actual cash payments that we are making. If you think about the general business drivers, the income and operating cash flow will be about the same. Probably working capital will get slightly better. So it's a little bit of the timing. I think as we thought about it in Q4 is when we increased it to $800 million, and that was probably aggressive given all of the things that were going on, on the port side of the business and within the holiday mix of business. But we do think that we'll probably be $600-million-plus, similar to last year, and we'll give you progress as we move throughout 2015. Michael Lasser - UBS - Analyst Thank you so much and good luck with the year. Operator Dan Binder, Jefferies. 9 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. MARCH 06, 2015 / 1:00PM, SPLS - Q4 2014 Staples, Inc. Earnings Conference Call

Dan Binder - Jefferies LLC - Analyst Hi, good morning. I had a multipart question, one for each division. First on the retail side, if you could just give us a little color of what's happening in the tech side of the business. We had a negative 4% comp at retail, which was a little bit worse on a two-year basis despite the increase in supplies. For delivery, if you could just comment a little bit around the account acquisition versus spend per customer trends that contributed to that growth. And then on International if you could just talk a little bit about whether or not we are still seeing the benefit of the labor cuts. I know with the delays in the work councils and so forth that there was a little bit of a delayed benefit. Is that something we still have to look forward to in the coming year? Ron Sargent - Staples, Inc. - Chairman, CEO Okay. Well, I will turn it over to Demos and Shira and John Wilson to answer those three questions. Demos? Demos Parneros - Staples, Inc. - President North American Stores & Online Good morning. First on the negative 4% for Q4 in stores, that was, I would say, entirely driven by tech. Unfortunately the good balance that we saw in copy/print and our core supplies business and decent growth in some of the other emerging categories was offset by essentially the decline in PCs, PC peripherals, and actually the tablet business. So it's a little bit worse in Q4 than we expected and we had seen in other quarters. But essentially that was the cause of the entire miss. We expect that to start to moderate going forward and see continued growth from the other categories. Shira Goodman - Staples, Inc. - President North American Commercial Good morning, Dan; it's Shira. What we are seeing on the North American Commercial side of the business is a fundamental transformation which has really been architected and led by Neil Ringel, our EVP of Staples Advantage. As Ron said, the combination of our new selling model and increasingly, actually, leverage from our digital investments as well is resulting in double-digit growth across all of our lines of business beyond office products. And in doing this, we're really gaining share from a very broad set of competitors. And a lot of that growth is within our existing customer base, as our new selling model is all about how do we build on our relationship and trust with our existing customer base. On the acquisition front, it's pretty steady-state; no dramatic changes in trend there. But it is a lot of acquisition which is keeping our legacy categories at a relatively flat level. So it's really -- it's firing on all cylinders. Ron Sargent - Staples, Inc. - Chairman, CEO And John Wilson? John Wilson - Staples, Inc. - President Staples Europe Yes, hello, Dan. In terms of the International improvements, let me just say a couple things. First, the transformation program we are undertaking is a multiyear program, and the benefits we are realizing are across a number of elements. 10 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. MARCH 06, 2015 / 1:00PM, SPLS - Q4 2014 Staples, Inc. Earnings Conference Call

There are certainly some labor savings that we are achieving, SG&A as well as facility-related as we consolidate locations, as well as things like product cost improvements as we consolidate vendors and move to a more common assortment. So we expect to continue to make progress on multiple cost fronts this year as well as the coming couple of years. Dan Binder - Jefferies LLC - Analyst Okay. Ron, if you could just give us a little bit of a view on the composition of the Board and whether you think there is a need to add members with more diverse backgrounds and skill sets as you potentially face a complex integration. I'm not sure if you're willing to comment on that, but would be curious to get your view. Ron Sargent - Staples, Inc. - Chairman, CEO Sure. As part of the transaction, I think we very clearly said that we would be adding two members from the Office Depot Board to the Staples Board. We have just gotten a list, and we will be working with them to determine who those two people are once the transaction is completed. In terms of the Staples Board, I think it's been a very strong and a very diverse Board for a long time with a lot of different experiences. Our lead director, Bob Nakasone, who has served us long and well, he is going to be retiring in June. And we have just recruited a gentleman from Google named P-H Ferrand, who we had a chance to meet this week with all the Board, and we think he's going to be a terrific addition, not only as we move from the big-box revolution of 10, 15 years ago to the digital revolution, which is exactly where we are and where we're going now. P-H will bring a lot of skill to the Board, particularly on the B-to-B side and the commercial side. He has spent not only some time with Google but a lot of his career at Dell. So certainly I'm not going to apologize for our Board, because I think it's been a terrific Board for a long time. It is composed of great diversity in terms of background and experience. We have Board members who have been here for a longer period of time, and we've got a lot of Board members who have been here in the last five years. And we've recruited very carefully for where we're going, not where we've been. So I'm not sure what else you'd like to hear, Dan. Dan Binder - Jefferies LLC - Analyst That's great. Thanks; I appreciate the time. Operator Simeon Gutman, Morgan Stanley. Simeon Gutman - Morgan Stanley - Analyst Thanks. Good morning. How are you? Question on the stores. Where you're rationalizing Staples stores and where you might even be seeing some Office Depot closures near Staples, can you just talk about the sales lift, the retention? I think it will be pretty indicative of what this could look like down the road. 11 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. MARCH 06, 2015 / 1:00PM, SPLS - Q4 2014 Staples, Inc. Earnings Conference Call

Ron Sargent - Staples, Inc. - Chairman, CEO Sure. Demos? Demos Parneros - Staples, Inc. - President North American Stores & Online Sure. We are pleased with the store closure program. This is something that we have been doing for some time. When we close Staples stores that are what we consider to be overlap stores or ones that can come out of the network and the network improves, we are seeing upwards of 25%, in some cases a little bit better. They do vary based on distance and volume and so forth. When a competitor's store closes, the lift is not as great but still good. It's probably in the 15% to 20% range, again depending on exact distance; and that's been fairly consistent over the past year or so. Simeon Gutman - Morgan Stanley - Analyst Okay. Then different topic on -- I guess it's profitability, but I'm going to use the Commercial division as an example. You did nice sales this quarter, but the margin rate was still down a bit. Realize some of that was from incentive comp. So I guess if you just took that division, for example, if you were to have sales up let's say 5% next year, should that division leverage? Or are there other, I guess, puts and takes or other takes that should compromise the leverage in that business? Shira Goodman - Staples, Inc. - President North American Commercial Simeon, let me give you a quick take on FY14 and then what we are thinking of for FY15. If you take out the impact of the incentive compensation in Q4, the operating margin was down roughly 15 basis points, but was up in margin dollars slightly. I will say that it is margin dollars that we are intensely focusing on, with an eye towards the rate, of course. So if we look at that, the gross margin dollars a relatively flat, basically growing with sales. We are making our investments in both the salesforce and in our digital and ecommerce capabilities. And for this year, those were more than slightly offset by, obviously, fixed cost leverage as well as cost improvement. As we look towards FY15, our plan is to drive both dollar and rate growth, especially as a lot of the cost-reduction plans that we have really take root. And a lot of the investments, as you can see, are really paying off in the sales leverage. Christine Komola - Staples, Inc. - SVP, CFO And Simeon -- Simeon Gutman - Morgan Stanley - Analyst Okay, thank you. That's helpful. 12 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. MARCH 06, 2015 / 1:00PM, SPLS - Q4 2014 Staples, Inc. Earnings Conference Call

Christine Komola - Staples, Inc. - SVP, CFO As you think about the overall business, we don't give guidance by business unit, as you know; but we do expect as we move into 2015 to continue to invest in areas that are growing, for example, NAC -- North America Commercial, that is -- and then really make sure that we maintain the investments that we -- really leverage the investments we've made in 2014. So we expect things to stabilize at the overall level on the profit side. Simeon Gutman - Morgan Stanley - Analyst Okay. That makes sense. Because you see a business that does well on the sales side -- and look, incentive comp is going to be there at some point in the year if you do well. So I was trying to get at what the complexion looks like after the cost savings are done. And if you're growing sales I would expect the margin -- especially the dollars, but the margins to inflect; and that seems to be happening. Christine Komola - Staples, Inc. - SVP, CFO We should expect that. Simeon Gutman - Morgan Stanley - Analyst Okay, thanks. Operator Aram Rubinson, Wolfe Research. Aram Rubinson - Wolfe Research - Analyst Hey, good morning. How are you? A couple things. One just a housekeeping thing, on the transfer comment that Demos had made earlier. Can you just help us, say what bit of comps is being lifted from the transfers? And then I just had a follow-up. Demos Parneros - Staples, Inc. - President North American Stores & Online Sure. The comp lift is a little bit over 1%. it's been ranging between 1% and 1.5%. Aram Rubinson - Wolfe Research - Analyst To the total change? So in other words the 25% that you are getting from your own store closures plus the 15% to 20% you are getting from the Office Depot's, those are combining to about a 1% help to comps? Demos Parneros - Staples, Inc. - President North American Stores & Online That's correct. Aram Rubinson - Wolfe Research - Analyst Okay; thank you. Then tell us also a little bit on the leases. It seems to me from looking at your 10-K, your rent's down 4% year-on-year; the total commitment that you've got for operating leases going forward is down 18%. 13 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. MARCH 06, 2015 / 1:00PM, SPLS - Q4 2014 Staples, Inc. Earnings Conference Call

Can you just tell us a little bit about whether it is you are getting savings on leases that you are staying in, or whether or not these are just, I don't know, changes to your negotiations on the stores that anyway you are continuing with? Anyway a little more color on the strategy there would help, because it's a big drop-off in the present value obligation. Demos Parneros - Staples, Inc. - President North American Stores & Online Absolutely. First, after announcing the 225 stores and our close watchlist on stores behind that, those were fairly easy to commit to upfront. Every year we do have a big group of stores that is up for lease renewal, and given the business trends we've been very cautious with renewals. So we are looking for either extreme savings or short renewals or both. And I'd say the environment has changed a little bit; it's gotten a little bit tougher. However, we negotiate one at a time, and I think our team has done a really good job at staying focused on current year and two to three years out. Aram Rubinson - Wolfe Research - Analyst Thanks. Then just the last thing. I know I'm overreaching, but can you comment on the Staples Exchange program you're looking to do? It seems like that's going to be a big third-party marketplace; and then I'll leave you alone. Demos Parneros - Staples, Inc. - President North American Stores & Online Sure. It's been going well. It's been a big positive for us. As mentioned before, the SKU count has grown. I think the ability for outside vendors to do business with us has become much easier. It's great for customers. We're seeing good sales lift. So the team has done a nice job; we're moving forward. Ron Sargent - Staples, Inc. - Chairman, CEO Yes, a core part of our BOSS strategy. Aram Rubinson - Wolfe Research - Analyst All right. Thanks for taking the questions. Operator Chris Horvers, Staples. Chris Horvers - JPMorgan - Analyst How you doing? I work for Staples now. (laughter) So I wanted to follow up on the line of questioning about the comp lift that you are seeing from the closed stores. It looks about like 9% reduction in stores year-over-year. 14 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. MARCH 06, 2015 / 1:00PM, SPLS - Q4 2014 Staples, Inc. Earnings Conference Call

And if you retain 25%, you would get a number 2 times the 1% to 1.5% that you referenced. So is there something different about the productivity of the boxes that you have closed so far, or is there some sort of shift where the retention is actually going more online versus the store down the street? Demos Parneros - Staples, Inc. - President North American Stores & Online I think it's the math and the timing, Chris. It's -- not every store is a full year, and the volume from each story varies. This was not an exercise where we took the lowest volume and the highest volume. This was an exercise of the best candidates for closure, either for best transfer or for profitability or other reasons having to do with the lease. So I think that the 1% to 1.5% has been our experience, and that's irrespective of the size of store. So I think that could explain. Chris Horvers - JPMorgan - Analyst Okay. Then in terms of retention, are you seeing it -- how much of it is showing up in the store down the street versus moving to online? Demos Parneros - Staples, Inc. - President North American Stores & Online Majority is moving to the store nearby. We've tried to measure the online; there is a slight pickup online. But I'd say the overwhelming majority is to the closest stores. Chris Horvers - JPMorgan - Analyst Perfect; that's very helpful. Then, Ron, curious if you could expand on your commentary. Upfront you mentioned the feedback from customers and suppliers has been positive on the Office Depot acquisition. Was curious if you could share some of the things that you are hearing. Ron Sargent - Staples, Inc. - Chairman, CEO Well, sure, and I'll ask Shira to weigh in too, because a lot of the customers were our largest customers. But the day we announced the acquisition we got on the phone; and prior to that we had certainly the long list of people who we were going to call one day one. We have been doing that, and I think most of our customers would say: gosh, this is a great opportunity to take costs out the Staples operation and hopefully you'll be able to pass some of those savings along to us. I think for the most part something like 70% I would think was kind of positive and upbeat. I would say probably 25% or 30% were more in the neutral range. I think in terms of suppliers, I think in general our suppliers were probably that sort of ratio or maybe even a little better. Again, they are talking to us, so you would expect to be on the positive side. But we are, obviously, working very hard to reach out to anybody who would help us as we get through this FTC approval process. I don't know, Shira, do you have any color commentary? 15 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. MARCH 06, 2015 / 1:00PM, SPLS - Q4 2014 Staples, Inc. Earnings Conference Call

Shira Goodman - Staples, Inc. - President North American Commercial Yes, the thing I would add is that our customers, especially the very large ones, are very sophisticated, and they understand the changing marketplace. And they have, almost as he said, we understand how much the competitive set is changing, and in fact many new and different competitors are reaching out to us. And yet they value us greatly for what we do, and they increasingly value us for our ability to supply more and more products that they need and therefore consolidate their purchasing. And therefore to the extent that this makes us a lower-cost operation and we can be more competitive, they see that as value. Ron Sargent - Staples, Inc. - Chairman, CEO Yes. Frankly, the other thing is they are clear that obviously they watch our costs very carefully. They look at our raw material inputs very carefully. And if, obviously, we weren't providing great value and lower prices all the time or better services all the time, there are other places to go. Chris Horvers - JPMorgan - Analyst As you pushed into the BOSS categories in North American contract, have you seen nontraditional, maybe light industrial distributors or whomever, coming and trying to push into the office products distribution side? Ron Sargent - Staples, Inc. - Chairman, CEO Sure. Yes, I mean obviously Grainger is selling office supplies these days; Amazon has just launched their B2B offering. We've got some incredibly strong regional players. And then there are -- a lot of even large companies by from local mom-and-pops. And there are thousands of them out there. Shira Goodman - Staples, Inc. - President North American Commercial Also we are seeing more direct competition from manufacturers as well going direct, especially for paper and ink and those categories. Chris Horvers - JPMorgan - Analyst Yes, managed product. Yes. Perfect; appreciate it. Thanks, guys. Operator Mike Baker, Deutsche Bank. Mike Baker - Deutsche Bank - Analyst Hi. Thanks, guys. Just a quick follow-up. The $250 million in cost savings, is that -- that's what you actually realized in 2014, not the annualized run rate by the end of the year. Is that right? 16 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. MARCH 06, 2015 / 1:00PM, SPLS - Q4 2014 Staples, Inc. Earnings Conference Call

Christine Komola - Staples, Inc. - SVP, CFO No, that's actually, Mike, the actual run rate. So we realized about two-thirds of that, and half of it was in gross profit with the other half in SG&A-related expenses. Mike Baker - Deutsche Bank - Analyst Okay. That would imply -- and then your EBITDA was down about $300 million, so that means you lost somewhere about $475 million in EBIT. Can you talk about how much of that you think is from sales? It looks like a little more than $100 million is from incentive comp. How much is from investments? And then how that should progress going forward from the next $250 million in savings. Christine Komola - Staples, Inc. - SVP, CFO As you think about the decline, it is partially -- the big chunk of it is the incentive comp, as you said. Then it is also the investments that we've been making. We have been talking about the investments to drive the top line, which has been seen in the contract business. It's investments in the salesforce. It's investments in the Staples.com business, which grew 9% this quarter, 10% last quarter. So that's been around our site enhancements; it's been around pricing; it's been around the IT and the G&A to drive that business. As well as the recent acquisition that we did with Runa, so it's been a combination of those factors. As we move forward into 2015, we are expecting to further leverage of those investments and be able to optimize that, as well as continue to take the costs out. As we went into our 2015, our goal is overall $500 million for the two years. Mike Baker - Deutsche Bank - Analyst So in other words, a little bit better flow-through next year? Christine Komola - Staples, Inc. - SVP, CFO That's what we're planning. Mike Baker - Deutsche Bank - Analyst Yes. So if I could just follow up, and this will help get to the numbers. What do you see as the negative, if you will, negative incremental flow-through of lost sales? You lost about $650 million in sales year-over-year. How much did that impact the lost EBIT? Christine Komola - Staples, Inc. - SVP, CFO In 2014 around the store closure program? Mike Baker - Deutsche Bank - Analyst Just in general, lost sales in general. 17 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. MARCH 06, 2015 / 1:00PM, SPLS - Q4 2014 Staples, Inc. Earnings Conference Call

Christine Komola - Staples, Inc. - SVP, CFO Well, sales are down about 4%, a little less than 4%. But if you take out the FX and if you take out the store closures, we're positive. So that's (multiple speakers) Mike Baker - Deutsche Bank - Analyst Okay. I'll follow up on it. If I could just ask one more, the $600 million in free cash flow: what should we consider in that number for things like cash charges, CapEx, those types of things? Christine Komola - Staples, Inc. - SVP, CFO As I said, we haven't -- we don't usually give specific guidance. But in the basic trends of the business I don't expect anything dramatically different than what we've seen this year, both in the operating line as well as the working capital numbers. What we do need to do and as we've talked about is timing of our restructuring program, so that will be up higher than we had this year. That's probably the most significant cash difference. The other thing to remember is that we did build up cash and accrual for incentive comp throughout 2014. We'll pay that out in 2015. That will not be a significant year-over-year difference, so that's the other thing to consider as you think about the working capital metrics. Mike Baker - Deutsche Bank - Analyst Okay, understood. Thanks a lot for taking my questions. Operator Oliver Wintermantel, Evercore ISI. Oliver Wintermantel - Evercore ISI - Analyst Hey, good morning, guys. I had a question regarding the sales guidance for the first quarter. If you could give us a little bit more detail on how back-to-business is going; and then on the retail side, without the headwind from tablets in the fourth quarter, how that is trending. And then lastly on the FX side. Thank you. Christine Komola - Staples, Inc. - SVP, CFO Hi, Oliver; it's Christine. I'll take that. We do expect sales on a GAAP basis to be down a little bit. As we think about the trends as we go into the quarter, we don't give specific business unit guidance but we do -- tablets actually continue to be a stress point. I think the overall tablet business has been down pretty significantly across-the-board. Our store closure program is in that number, so that will include some of the store close -- full year this year, from 2014, that is, as well as the closures that we are planning to wrap up into 2015. 18 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. MARCH 06, 2015 / 1:00PM, SPLS - Q4 2014 Staples, Inc. Earnings Conference Call

But most important to note is where we are investing and where we expect the growth. We expect, as you have seen the trends in the North America Commercial business, we expect that to continue. The momentum in the contract business and the momentum in the BOSS sales have continued to be significant for us, as well as the growth in the Staples.com business. So we do expect those trends to continue. Europe and the International businesses have stabilized, so they will continue in that trend at this point. So it's really business unit by business unit consistent with what you've seen this year. Oliver Wintermantel - Evercore ISI - Analyst Then just on FX? Christine Komola - Staples, Inc. - SVP, CFO Who knows how you think about the FX? But I think that's obviously a big part of what we do. Our Canadian operations is a big, big part of the business for us, in particular, as well as the euro. That's why we were -- that will be the part of the down. Oliver Wintermantel - Evercore ISI - Analyst Got it. Thanks very much. Operator Alan Rifkin, Barclays. Alan Rifkin - Barclays Capital - Analyst Thank you. Good morning. How are you, Ron? Your $1 billion target for synergies, is the basic assumption behind that the transfer rates that you cited earlier? Namely 15% to 20% when a competitor closes and 25% when of your own store closes. Ron Sargent - Staples, Inc. - Chairman, CEO Well, when you look at the $1 billion of synergies that will come to us as part of the Office Depot acquisition, that's a part of it. But frankly, it's a small part. When you look at the big parts, you've got to look at purchasing efficiencies, marketing spend that will not be duplicative. You've got supply chain. You certainly have retail store optimization. But I think G&A would be a large one as well. So until we have a chance to spend more time with the Office Depot and really put together an integration plan -- and we are working to see if we can do that with maybe a third party, so that we can speed the process -- until we can do that, it's going to be hard to be too specific. But the retail store optimization is a small part of the total synergies. 19 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. MARCH 06, 2015 / 1:00PM, SPLS - Q4 2014 Staples, Inc. Earnings Conference Call

Alan Rifkin - Barclays Capital - Analyst Okay. Ron, when you say that you have greater confidence in the synergies, does that mean the number over and above the $1 billion? Or do you think the timing can be such that you'll realize those synergies earlier than first anticipated? Ron Sargent - Staples, Inc. - Chairman, CEO Well, I don't want to change our guidance every time we have a conference call. I think we've said we are more confident than ever about the $1-billion-plus; but it reflects a lot of work that's been done in the last month. And it also -- and I think we wanted to be expressly clear, that this is a net number. Because we do think this is an opportunity to become even more competitive by -- I think when you look at our contract pricing, it's probably as good as anybody; when you look at our Staples.com pricing, we have done a lot of enhancements to get very competitive with any online competitor. And I think in the retail side we've got a little ways to go, and we're going to use this opportunity to get priced right in retail as well. So obviously we do price-matching for any competitor, online or retail in-store. But I think I'd like to maybe continue to put pressure on our competition and also to provide value to customers, so that they think that Staples is always the place to think of for business supplies. I think our confidence level has gone up as a result of some work that's been done over the last year. And that could be more than $1 billion; it could be quicker than three years. Alan Rifkin - Barclays Capital - Analyst Okay. One last one if I may. While certainly your performance in 2014 was much closer to plan relative to performance in 2013, in absolute terms it looks like most of the deleverage on both the commercial side as well as the stores came from greater incentive comp. While you hit your plan -- I'm not sure if you would agree in absolute terms -- maybe the performance, though, for the Company was not as great as what we would all like to see. Was there a major change in the incentive compensation structure for 2014 relative to 2013? Ron Sargent - Staples, Inc. - Chairman, CEO First of all, no. We incent the way we've always incented. But second of all, two and a half years ago we said we could ride the paper-based office-supply business for a while longer, but that probably wasn't the right idea long-term. And we announced the reinvention plan that we announced, I believe, it was in maybe September of 2012. We knew that we had to make a lot of investments, because paper was being replaced by technology. We knew that there was a channel shift going on from retail to online. And we also realized that the competition in the future was probably going to be different than the competition in the past. Over the last two years, we have done an amazing number of things to reinvent Staples, whether it's expanding the product line from 30,000 to over 1 million SKUs in the Beyond Office Supplies category; whether it's rationalizing our store network; whether it's taking costs out of every line on the P&L; investing heavily in our online business and our contract business. So we're trying to position the Company for the future. And I think those investments that occurred in 2013 and 2014, they are never as quick or as easy as you would like. But I think when you look at the last couple of quarters, we are starting to see the returns from those investments. 20 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. MARCH 06, 2015 / 1:00PM, SPLS - Q4 2014 Staples, Inc. Earnings Conference Call

And frankly, when you look at 2015 it's going to be a little less of an investment year and a little more of a deliver-on-those-investments-years. Alan Rifkin - Barclays Capital - Analyst Okay. Thank you so much and best of luck going forward. Ron Sargent - Staples, Inc. - Chairman, CEO The only other thing I would add is, as part of that difficulty -- I know our shareholders have experienced of that as well. But we really paid no incentive compensation at all in 2013 and 2014 -- in 2012 and 2013; and it's nice to be able to pay some in 2014, because our employees and associates have really done a great job. Alan Rifkin - Barclays Capital - Analyst Of course. Thank you again, Ron. Operator Chandni Luthra, Goldman Sachs. Matt Fassler - Goldman Sachs - Analyst Good morning; it's actually Matt Fassler. How are you? A couple of questions. First of all, back on incentive comp, can you talk about the rate of expansion in incentive comp in the fourth quarter compared to what you saw for the year? In other words, I think it was up most, if not all, quarters in 2014. But what was the difference in magnitude in Q4 versus the first three quarters of the year? Christine Komola - Staples, Inc. - SVP, CFO Hi, Matt; it's Christine. The bulk of the compensation comes in the Q4 time frame. So we did have it, as we have been talking, throughout the year; but it's pretty -- it's much more de minimis. So in Q4, we picked up a bulk of it. It's probably about over $50 million; about half of it comes through. Then the full year you can see the impact was about $100 million. Matt Fassler - Goldman Sachs - Analyst So you're saying the year-on-year delta in incentive comp in the fourth quarter was $50 million, and the first 9 months combined about $50 million higher? Christine Komola - Staples, Inc. - SVP, CFO Yes. Yes. 21 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. MARCH 06, 2015 / 1:00PM, SPLS - Q4 2014 Staples, Inc. Earnings Conference Call

Matt Fassler - Goldman Sachs - Analyst Got it. That's very helpful. Secondly, I want to talk for a moment about just the profit profile of the new businesses that you are entering, notably in delivery. If you add back incentive comp, in North American delivery your operating margin was about flat on a pretty good sales increase. Presumably you've got some leveraging of fixed costs in there. So if you think about the profitability of that new business coming in, is there something intrinsic about that business that makes it a bit lower margin? Or are there still investments that you are making to try to capture that business, that you think might fade over time as that business gets better established? Christine Komola - Staples, Inc. - SVP, CFO Matt, as you think about that business model, we have two businesses. You've got the Quill business and you've got the commercial contract business. We continue to see, as Shira mentioned earlier, gross margin as dollar expansion as well as, therefore, the flow-through of the operating margin. So we have been investing in salesforce; we continue to see that ramp up. So we expect over time that that will continue to leverage on the bottom line. But we are very focused on gross margin and operating income dollar expansion. Quill is a little bit of a different model. It grows a little -- it's growing slower, although it is growing, and it's a very profitable business. So that's one where we're really a little bit more making sure that we manage those profits. You don't expect to see as dramatic of an improvement in those dollars. So it's a mix between those business units. But I do believe that as we go into 2015 the investments that we've made will be able to really be leverageable. And sales growth momentum continues across those BOSS categories, which is making a big difference. Matt Fassler - Goldman Sachs - Analyst Got it. Two very quick cleanup questions if I could. The $400 million of sales from new businesses, is that the growth that you saw in 2014 from those new business lines? Christine Komola - Staples, Inc. - SVP, CFO The $400 million is really driven by a lot of the new BOSS sales, and it is growth in new areas. Matt Fassler - Goldman Sachs - Analyst Got it. Then finally, Christine, the tax rate thought process for the first quarter; and then if you have it, for the full-year 2015, just directionally. 22 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. MARCH 06, 2015 / 1:00PM, SPLS - Q4 2014 Staples, Inc. Earnings Conference Call

Christine Komola - Staples, Inc. - SVP, CFO We are not assuming that the actual -- the big difference this year was the tax extension for the federal tax wage credit, so the workers' rates. We don't expect that to change. They haven't extended that, for whatever reason. So we expect that we'll have probably a rate consistent with what we planned for this year, which will be 33.5% for the year. If those extenders are passed at some point, we would adjust. But for now we're planning a consistent tax rate. Matt Fassler - Goldman Sachs - Analyst Through all the quarters? Christine Komola - Staples, Inc. - SVP, CFO Right. Matt Fassler - Goldman Sachs - Analyst Great. Thank you so much. Operator Thank you. I would now like to turn the call over to Ron Sargent for closing remarks. Ron Sargent - Staples, Inc. - Chairman, CEO Well, in closing, I'd like to recognize our associates. They've worked really hard and they've been really committed. We got a lot done in 2014. 2015 we're going to remain focused on our key invention priorities. We'll certainly benefit from the investments we've made to accelerate sales and earnings growth over the last few years. We will remain focused on achieving our vision to become the product destination for business. And we'll also work really hard through the regulatory review process and develop detailed plans to successfully integrate Office Depot. So thanks for joining us on the call this morning. We'll look forward to speaking with all of you again very soon. Operator Thank you for your participation in today's conference. This concludes the presentation. You may now disconnect. Good day. 23 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. MARCH 06, 2015 / 1:00PM, SPLS - Q4 2014 Staples, Inc. Earnings Conference Call

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IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Staples, Inc. (the “Company”) plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction and Office Depot, Inc. (“Office Depot”) plans to file with the SEC and mail to its stockholders a Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Proxy Statement/Prospectus will contain important information about the Company, Office Depot, the transaction and related matters.  Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC by the Company and Office Depot through the web site maintained by the SEC at www.sec.gov.

In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus from the Company by contacting the Company’s Investor Relations Department at 800-468-7751 or from Office Depot by contacting Office Depot’s Investor Relations Department at 561-438-7878.

The Company and Office Depot, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Merger Agreement.  Information regarding the Company’s directors and executive officers is contained in the Company’s proxy statement dated April 11, 2014, which is filed with the SEC.  Information regarding Office Depot’s directors and executive officers is contained in Office Depot’s proxy statement dated March 24, 2014, which is filed with the SEC.  To the extent holdings of securities by such directors or executive officers have changed since the amounts printed in the 2014 proxy statements, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC.  More detailed information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, will be set forth in the Proxy Statement/Prospectus to be filed by Office Depot in connection with the transaction.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this document regarding the proposed transaction between the Company and Office Depot, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company and any other statements about the Company or Office Depot managements’ future expectations, beliefs, goals, plans or prospects constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Any statements that are not statements of historical fact (including statements containing “believes,” “anticipates,” “plans,” “expects,” “may,” “will,” “would,” “intends,” “estimates” and similar expressions) should also be considered to be forward looking statements.  There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements, including:  the ability to consummate the transaction; the risk that Office Depot’s stockholders do not approve the Merger; the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; the risk that the financing required to fund the transaction is not obtained; the risk that the other conditions to the closing of the merger are not satisfied; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Merger; uncertainties as to the timing of the Merger; competitive responses to the proposed Merger; response by activist shareholders to the Merger; uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; the ability to successfully integrate the Company’s and Office Depot’s operations and employees; the ability to realize anticipated synergies and cost savings; unexpected costs, charges or expenses resulting from the Merger; litigation relating to the Merger; the outcome of pending or potential litigation or governmental investigations; the inability to retain key personnel; any changes in general economic and/or industry specific conditions; and the other factors described in the Company’s Annual Report on Form 10-K for the year ended January 31, 2015 and Office Depot’s Annual Report on Form 10-K for the year ended December 27, 2014 and their most recent Quarterly Reports on Form 10-Q each filed with the SEC.  The Company and Office Depot disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this document.